UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Baijiayun Announces Change in Board Composition

Mr. Lei Yan has tendered his resignation as a director of Baijiayun Group Ltd (“Baijiayun” or the “Company”), effective from April 1, 2023. Mr. Yan’s resignation was due to personal reasons, and did not result from any disagreement with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practices.

Mr. Ching Chiu has agreed to be and is appointed as an independent director to serve on the Board, effective from April 1, 2023. Biographical information relating to Mr. Ching Chiu is set out as follows.

Mr. Ching Chiu has served as the managing partner and co-founder of VMCapital since 2018, which mainly focuses on opportunities at growth stage in education and related industry, and he is responsible for fundraising, investment, post-investment management and exit of the fund. As one of the founding members of the strategic investment department of New Oriental Education & Technology Group, Mr. Chiu served as the general manager from 2015 to 2018 and led the company’s strategic development, mergers and acquisitions and strategic collaboration efforts, as well as maintained domestic and international strategic relations. Prior to that, Mr. Chiu had worked at Ernst & Young and Merrill Lynch. Mr. Chiu holds a master’s degree in finance, and a bachelor’s degree in economics, both from Peking University’s School of Economics.

Safe Harbor Statement

This current report contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this current report, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this current report.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baijiayun Group Ltd

By:	/s/ Yong Fang
Name:	Yong Fang
Title:	Chief Financial Officer

Dated: April 3, 2023

2